[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 3, 2010

VIA EDGAR

Michele Anderson, Chief
Perry J. Hindin, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:       Lions Gate Entertainment Corp.

            Preliminary Proxy Statement on Schedule 14A filed December 2, 2010

            File No. 001-14880

Dear Ms. Anderson and Mr. Hindin:

We write this letter to supplement our request that the Commission exercise its authority under Rule 14a-6(a) of the Exchange Act to shorten, upon a showing of good cause, the 10 calendar day period between the filing of the preliminary proxy statement and the mailing of the definitive proxy statement for our client Lions Gate Entertainment Corp. (the “Company”).

As you know, the Company filed a preliminary proxy statement on December 2 which contained limited changes from the proxy statement filed by the Company on November 19.  The Company also requested that it be permitted to mail the definitive proxy statement to shareholders no later than December 6.  For the reasons set forth in this letter, the Company believes that it must mail the definitive proxy statement to its shareholders no later than

December 6 in order to provide its shareholders with sufficient time to receive and review the materials and complete and return the new blue-colored proxy card for tabulation by the time of the scheduled annual meeting on December 14.

The majority of outstanding common shares of the Company are held in approximately 16,000 separate “street holder” accounts.  Broadridge is responsible for mailing the definitive proxy materials to these street-holder accounts and processing any votes that are cast by such holders.  In order to handle the mailing and then to process the votes, Broadridge must create new voting files, personal identification numbers and voting instruction forms for each of the 16,000 street-holder accounts.  Once the accounts are established, they are reviewed for accuracy by the Company and Mackenzie.  After the accounts are reviewed and validated, then and only then does Broadridge mail materials to the street holder accounts.  If Broadridge receives printed materials in advance and commences the process of setting up accounts early on Monday, December 6, this process could in theory be completed on that same day although might not be completed until Tuesday, December 7.

Once the new voting files are operational and the voting instruction forms have been approved, Broadridge will commence printing the new voting instruction forms and documents for the mailing.  It will likely require 24 to 48 hours to print and mail the new forms to street holders.  Accordingly, the mailing of the definitive proxy statement and voting instruction form for the majority of the Company’s shares will not commence until December 7 or December 8.  While normal delivery of proxy materials occurs via first class mail, which takes 3 days, the Company intends to incur additional expense and mail the definitive proxy statement via priority or express mail to street-holders but the mailing will still require at least 1-2 business days.  If Broadridge mails the documents on December 7 on a priority basis, the street-holder accounts will not receive the proxy materials until December 8 at the earliest.  Depending on the location of the shareholders, some may not receive their materials until the 9th or 10th (such as non-U.S. holders).

The above timeline provides shareholders with at most four business days (December 8, 9, 10 and 13) before the annual meeting on December 14 to review the materials and complete and return the new blue-colored proxy cards.  Any shareholder that chooses to submit its completed blue proxy card by mail will need to do so immediately upon receipt of the materials and likely would need to use an express mail service in order for there to be a reasonable chance for the proxy card to be received and processed by the time of the annual meeting.  Broadridge will transmit incoming votes from these shareholders on a daily basis to MacKenzie and MacKenzie will submit them to the inspector of elections at the annual meeting on December 14.

The Company believes that the time frame described above is very compressed and that a shorter time frame would not provide shareholders with adequate time to review the revised materials and complete and return the cards.

* * *

In order to ensure that all shareholders receive the definitive proxy statement, blue proxy cards and voting instructions in time to participate in the annual meeting, the Company respectfully requests that the Commission exercise its authority under Rule 14a-6 of the Exchange Act to permit, based on good cause shown in this case, the Company to file and mail to its shareholders its definitive proxy statement on the morning of Monday, December 6.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1314.

Sincerely,

/s/ David E. Shapiro

                                                                                    David E. Shapiro